FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Disclosure on Form 8.1 for October 14, 2004 under Rules 8.1(a), 8.1(b)(i) and 8.3 of the United Kingdom City Code on Takeovers and Mergers.

2	Material Fact dated October 15, 2004, regarding the buy back program announced on July 26, 2004.

3	Material Fact dated October 15, 2004, regarding a Shareholders' Meeting held on October 14th, 2004.

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Item 1

FORM 8.1/8.3

Lodge with a RIS or Newstrack, if appropriate, and the Takeover Panel. Use separate form for each class of securities in which dealings have been made.

Date of disclosure   October 14, 2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing
October 14, 2004

Dealing in
Banco Santander Central Hispano, S.A.

(1)      Class of securities (eg ordinary shares)

Ordinary shares (dealings by Pereda Gestión, S.A.)

(2)	Amount bought	Amount sold	Price per unit (Eur)
1,000,000	8.41

Pereda Gestion SA, which is the market-making entity within the Banco Santander Group, has conducted these trades in compliance with the terms of Banco Santander’s share repurchase programme, details of which were set out in its announcement made on 26 July 2004 in connection with the proposed acquisition of Abbey National plc.

Ordinary shares (dealings by the rest of the Santander Group excluding Pereda Gestión, S.A.)

(2)	Amount bought	Amount sold	Price per unit (Eur)
17,000		8.29
14,270		8.31
106,565		8.41
	210,000	8.28
	11,576	8.29
	26,924	8.31
	164,500	8.42
	56,000	8.43

Derivatives

Type of Instrument	Description	Ratio	B/S	Total	Price
Options	CALL @ 8 Dec-04	100 Shares/Option	S	500	0.51
Futures	SAN Future Dec-04	100 Shares/Future	B	50	8.36
Futures	SAN Future Dec-04	100 Shares/Future	B	100	8.37
Futures	SAN Future Dec-04	100 Shares/Future	S	26	8.39
Warrants	CALL @ 10 dic-04	1 Share/Warrant	S	3,000	0.02
Warrants	CALL @ 7 dic-04	1 Share/Warrant	B	2,000	1.33
Warrants	CALL @ 7 dic-04	1 Share/Warrant	B	7,900	1.43
Warrants	CALL @ 7 dic-04	1 Share/Warrant	B	2,340	1.44
Warrants	CALL @ 7 dic-04	1 Share/Warrant	S	2,000	1.29
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	600	0.70
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	1,000	0.74
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	20,000	0.76
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	60,000	0.78
Warrants	CALL @ 8 mar-05	1 Share/Warrant	B	5,625	0.79
Warrants	CALL @ 8 mar-05	1 Share/Warrant	S	80,000	0.76
Warrants	CALL @ 8 mar-05	1 Share/Warrant	S	38,460	0.78
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	B	5,000	0.24
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	B	5,000	0.28
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	B	8,600	0.29
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	S	16,000	0.28
Warrants	CALL @ 8.5 dic-04	1 Share/Warrant	S	5,000	0.29
Warrants	CALL @ 9 mar-05	1 Share/Warrant	B	2,000	0.23
Warrants	CALL @ 9 mar-05	1 Share/Warrant	B	2,500	0.26
Warrants	CALL @ 9 mar-05	1 Share/Warrant	B	30,000	0.29
Warrants	CALL @ 9 mar-05	1 Share/Warrant	S	25,000	0.24
Warrants	CALL @ 9.5 dic-04	1 Share/Warrant	B	660	0.01
Warrants	CALL @ 9.5 dic-04	1 Share/Warrant	S	11,170	0.03
Warrants	PUT @ 8.5 mar-05	1 Share/Warrant	S	4,500	0.65

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(3)	Resultant total of the same class owned or controlled (and percentage of class)

Ordinary Shares
Net position: long 48,072,075 (1.0112%)
Long position: 48,072,075
Short position:

17 Dec 04 Futures Contracts
Net position: short 31,569
Long position: 1,285
Short position: 32,854

18 Mar 05 Futures Contracts
Net position: short 20
Long position: 0
Short position: 20

17 Jun 05 Futures Contracts
Net position: long 117,144
Long position: 117,144
Short position: 0

Options

Total Balance
Option
17 Dec 04 Call Option @ 7.50	(180)
17 Dec 04 Call Option @ 8.25	3,060
17 Dec 04 Call Option @ 8.50	(1,000)
17 Dec 04 Call Option @ 9.00	(100)
17 Dec 04 Call Option @ 9.25	(68)
17 Dec 04 Call Option @ 9.50	(1,800)
17 Dec 04 Call Option @ 9.75	55
17 Dec 04 Call Option @ 10.00	5,000
17 Dec 04 Put Option @ 7.00	(5,000)
17 Dec 04 Put Option @ 7.50	(4,500)
17 Dec 04 Put Option @ 7.75	(200)
17 Dec 04 Put Option @ 8.00	(5,512)
17 Dec 04 Put Option @ 8.25	392
17 Dec 04 Put Option @ 8.50	(276)
17 Dec 04 Put Option @ 8.75	(20)
17 Dec 04 Put Option @ 9.00	1,470
17 Dec 04 Put Option @ 9.25	5,040
17 Mar 05 Put Option @ 8.25	(2,500)
17 Mar 05 Put Option @ 8.50	8
17 Jun 05 Put Option @ 7.25	825
17 Jun 05 Put Option @ 8.00	0
17 Jun 05 Put Option @ 8.75	25
17 Jun 05 Put Option @ 9.00	30
17 Dec 05 Call Option @ 8.75	224
17 Dec 05 Put Option @ 7.75	208
17 Mar 05 Call Option @ 8.50	(399)
18 Dec 06 Put Option @ 7.50	(400)
17 Mar 05 Put Option @ 7.25	(9,600)
17 Mar 05 Call Option @ 8.00	(184)
17 Dec 04 Call Option @ 8.00	(500)

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Warrants

Strike price (Eur.)	C/P	Expiry	Ratio	Total

7	Put	17/12/2004	1.00	500,000

8	Put	17/12/2004	1.00	479,226

9	Put	17/12/2004	1.00	492,100

6	Call	17/12/2004	1.00	572,400

7	Call	17/12/2004	1.00	934,803

8.5	Call	17/12/2004	1.00	568,393

9.5	Call	17/12/2004	1.00	6,284

10	Call	17/12/2004	1.00	415,116

5	Put	18/03/2005	1.00	2,978,600

8.5	Put	18/03/2005	1.00	491,500

9.5	Put	18/03/2005	1.00	500,000

10	Put	18/03/2005	1.00	500,000

8	Call	18/03/2005	1.00	562,328

8.5	Call	18/03/2005	1.00	2,971,940

9	Call	18/03/2005	1.00	437,834

9.5	Call	18/03/2005	1.00	2,979,500

10	Call	18/03/2005	1.00	2,925,400

10.5	Call	18/03/2005	1.00	0

11	Call	18/03/2005	1.00	591,069

5.5	Put	17/06/2005	1.00	3,000,000

10.5	Call	17/06/2005	1.00	3,000,000

11	Call	17/06/2005	1.00	2,997,500

12	Call	17/06/2005	1.00	3,000,000

12.5	Call	17/06/2005	1.00	3,000,000

7	Put	16/12/2005	1.00	1,500,000

8	Put	16/12/2005	1.00	1,498,330

11	Call	16/12/2005	1.00	1,480,300

12	Call	16/12/2005	1.00	1,443,937

13	Call	16/12/2005	1.00	1,500,000

Banco Santander Central Hispano, S.A. – Contract For Difference and SWAP positions

	Expiry date	Opening Strike Price (Eur.)	Long/ Short	Underlying quantity	Date Opened
Banco Santander Central Hispano, S.A.	15-Oct-04	7.86	long	4,360,000	30-Sep-04
Banco Santander Central Hispano, S.A.	18-Oct-04	7.87	long	10,196,292	29-Sep-04
Banco Santander Central Hispano, S.A.	22-Mar-05	7.85	long	21,349,000	20-May-02
Banco Santander Central Hispano, S.A.	22-Mar-05	7.85	long	4,305,000	24-Sep-03
IBEX-35 (of which Banco Santander Central Hispano, S.A. is a constituent)	19-Apr-05	9.2923	long	7,652,946	22-Apr-04

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Equity futures contracts are standardised agreements, traded on exchange, either to buy or to sell (depending on whether you have bought or sold the contract) a particular number of shares, as detailed above at a future date, as specified above. The price at which the shares shall be bought (or sold) at maturity by the buyer (or the seller) of the contract is the price at which the contract was bought (or sold). Accordingly, once a contract has been bought at a price, any rise in the price of the underlying share represents a potential gain for the buyer of the contract, and any decrease in the price of the underlying share represents a potential loss for the buyer of the contract. A buyer of a contract can hold it until maturity or sell it at an earlier moment.

Equity options contracts are agreements giving the holder the right but not the obligation, either to buy (a CALL option) or sell (a PUT option) a particular number of shares per contract (the ratio specified above) at a future date or over a range of future dates, and at a specified price (the strike price given in the contract description above).

Equity warrants are securities issued by a company giving the right to buy (a CALL warrant) or to sell (a PUT warrant) a certain number of that company’s shares per warrant (the ratio specified above) over a range of future dates, expiring at the date specified above, and at a specified price (the strike price given in the contract description above after the sign “@”).

(4)	Party making disclosure

Banco Santander Central Hispano, S.A.

(5)	EITHER	(a)	Name of purchaser/vendor (Note 1)

Banco Santander Central Hispano, S.A.

OR	(b)	If dealing for discretionary client(s), name of fund management organisation

(6)	Reason for disclosure (Note 2)
	(a)	associate of	(i)	offeror (Note 3)	YES
			(ii)	offeree company	NO

Specify which category or categories of associate (1-8 overleaf): 1
	(b)	Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)			NO

Signed, for and on behalf of the party named in (4) above

Emiliano H. Muratore
Julio Soto Lombardero

(Also print name of signatory)
Emiliano H. Muratore
Julio Soto Lombardero

Telephone and Extension number
+(34) 912-893-270
+(34) 912-893-288

Note 1.	Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.
Note 2.	Disclosure might be made for more than one reason; if so, state all reasons.
Note 3.	Specify which offeror if there is more than one.
Note 4.	When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.
Note 5.	It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.
Note 6.	In the case of an average price bargain, each underlying trade should be disclosed.
Note 7.	The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

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DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1)	an offeror’s or the offeree company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2)	banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3)	the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4)	the pension funds of an offeror, the offeree company or any company covered in (1);

(5)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6)	a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7)	a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

(8)	Other.

Notes

*	References to a “bank” do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to “financial and other professional advisers (including stockbrokers)”, in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

#	The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Item 2

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) Nº 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. informs that the company Pereda Gestión, S.A. – belonging to the Santander Group – has conducted the following trades on shares of Banco Santander Central Hispano, S.A. on October 14, 2004:

Date	Security	Buy / Sell	Nº of shares	Price (in Euros)

14/10/2004	SAN.MC	B	1,000,000	8.4100

Disclosure of the dealings described above is being made by Banco Santander Central Hispano, S.A. pursuant to rule 8 of the City Code on Takeovers and Mergers.

Madrid, October 15, 2004

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Item 3

MATERIAL FACT

Banco Santander Central Hispano, S.A. (“Banco Santander”) notes that Abbey National plc (“Abbey”) yesterday held a Shareholders' Meeting called by an order of the English Court and an Extraordinary General Meeting relating to the recommended acquisition by Banco Santander of Abbey, announced on July 26, 2004.

Banco Santander has noted the announcement made today by Abbey of the results of the poll at both Meetings, according to which Abbey shareholders have approved the Scheme of Arrangement to implement the recommended acquisition of Abbey by Banco Santander.

Madrid, October 15, 2004

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 18, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President